KPMG LLP
Chartered Accountants
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Vancouver BC V7Y 1K3
Canada

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Internet www.kpmg.ca

British Columbia Securities Commission
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Dear Sirs/Mesdames

Re: Notice of Change of Auditors of Canarc Resources Corp. (the "Company")

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that we have read the Company's Notice of Change of Auditor dated November 20, 2008 (the "Notice") and based upon our knowledge of the information at this date, we agree with the statements contained in such Notice except that we are not in a position to agree or disagree with the Company's statements that the Board of Directors approved the nomination for appointment of Smythe Ratcliffe LLP in place of KPMG LLP.

Yours very truly

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 21, 2008